Exhibit 2.1.1

April 11, 2011

VIA ELECTRONIC MAIL

Sunstone Park, LLC

c/o Sunstone Hotel Investors

120 Vantis, Suite 350

Aliso Viejo, CA 92656

Attn: Ken Cruse

Re:                               Purchase and Sale Agreement and Joint Escrow Instructions, dated as of March 25, 2011, by and between East Harbor Property, Inc., a Delaware corporation (“Seller”), and Sunstone Park, LLC, a Delaware limited liability company (“Purchaser”), and executed by the Escrow Agent named therein (as amended from time to time, the “Purchase Agreement”; capitalized terms used and not defined herein shall have the meanings ascribed to them in the Purchase Agreement)

Ladies and Gentlemen,

This letter shall memorialize Seller’s and Purchaser’s agreement to amend the Purchase Agreement and agreement in respect of the payment of the non-refundable extension fee deposit of $400,000 (the “Extension Fee Deposit”) required by U.S. Bank National Association, a national banking association, as successor-in-interest to the Federal Deposit Insurance Corporation, Receiver for San Diego National Bank, a national banking association (“Lender”) in exchange for Lender granting Hotel Owner an option to elect to extend the maturity date of the Existing Debt for 90 days.  In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed:

1.             Payment of Extension Fee.  Not later than April 11, 2011, (a) Purchaser shall cause to be paid to Lender, in immediately available funds, $200,000 towards the Extension Fee Deposit and (b) Seller shall pay (or shall cause to be paid) to Lender, in immediately available funds, $200,000 towards the Extension Fee Deposit.  For the avoidance of doubt, Purchaser shall not be entitled to a return or reimbursement of any portion of the Extension Fee Deposit it has paid for any reason, and if, but only if, Purchaser elects to proceed to Closing under the Existing Debt Extension as more particularly described in Section 6.1(e) of the Purchase Agreement or elects to extend the initial Closing Date, Purchaser shall reimburse Seller for Seller’s payment of the Extension Fee Deposit hereunder and also pay the remainder of the extension fee payable to Lender in connection with the Existing Debt Extension.  Any amount payable hereunder to Lender and/or Seller by Purchaser pursuant hereto shall be deducted from the Deposit if such amount has not been previously paid by Purchaser at any time Purchaser is entitled to receive the Deposit pursuant to the terms of the Purchase Agreement.

2.             Amendment to Section 6.1(e) of the Purchase Agreement.  The phrase “10:00 a.m. (New York City time) on April 11, 2011” in Section 6.1(e) of the Purchase Agreement is hereby replaced with the phrase “2:00 p.m. (New York City time) on April 19, 2011 (which date shall be automatically extended to July 5, 2011 if the option to extend the Closing Date under clause (b) of the second sentence of Section 8.1 is duly exercised)”.

3.             Amendments to Section 8.1 of the Purchase Agreement.

(a)           The phrase “April 15, 2011” in the first sentence of Section 8.1 of the Purchase Agreement is hereby replaced with the phrase “April 19, 2011 (and in no event later than 2:00 p.m. (New York City time))”.

(b)           The second sentence of Section 8.1 of the Purchase Agreement is hereby amended and restated, in its entirety, to read as follows:

“Except as otherwise expressly permitted under this Agreement, such date and time may not be extended without the prior written approval of Seller and Purchaser; however, (a) in the event the Ground Lessor Consent and the estoppel certificate described in Section 6.1(f) are not obtained on or before April 12, 2011, then Purchaser shall have the right, in its sole and absolute discretion, to extend the initial Closing Date to May 20, 2011 by delivering written notice of such election to Seller not later than April 12, 2011, or (b) in the event that the Closing does not occur solely because the Replacement Debt has not been obtained on the initial Closing Date, then Purchaser shall have the right, in its sole and absolute discretion, to extend the initial Closing Date to July 5, 2011 by delivering written notice of such election to Seller not later than 2:00 p.m. (New York City time) on April 19, 2011, in which event, for the avoidance of doubt, Purchaser shall retain, and shall, in no event, be deemed to have waived, the conditions precedent that the Replacement Debt be obtained pursuant to the terms of the Replacement Debt Documents, that the Existing Debt Liens be released or that the Ground Lessor Consent and the estoppel certificate described in Section 6.1(f) be delivered.  If Purchaser elects to extend the initial Closing Date as described in either clause (a) or (b) above, then Purchaser shall immediately pay, in immediately available funds, unless the Existing Debt has been paid in full or unless Purchaser has paid the entire amount of the extension fee for the Existing Debt Extension (or reimbursed Seller for any portion of such extension fee paid by Seller and paid the remaining balance of such extension fee), (i) to the holder of the Existing Debt for the benefit of the Hotel Owner an amount equal to the entire extension fee required to consummate the Existing Debt Extension, and/or (ii) if Seller has caused any portion of such extension fee to be previously paid, to Seller an amount equal to such portion of the extension fee so paid and to the holder of the Existing Debt for the benefit of the Hotel Owner the remaining balance of such extension fee.”

4.             Payment of Legal Fees.  Purchaser shall not be responsible for the payment of the legal fees reimbursable to Lender in respect of the Existing Debt Extension.

5.             Agreement for Option to Extend.  Promptly following the execution and delivery by all parties thereto of the agreement between One Park Boulevard, LLC and Lender memorializing the terms of the option to extend the Existing Debt, Seller shall provide a copy of its counterpart signature page thereto to Purchaser.

6.             Miscellaneous.  All terms and conditions of the Purchase Agreement not expressly modified herein shall remain in full force and effect.  In the event of any inconsistency between the Purchase Agreement and this letter, the terms of this letter shall prevail.  This letter shall be governed and construed in accordance with the laws of the State of New York.  This letter shall be binding upon the parties hereto and inure to the benefit of such parties and their respective successors and assigns.  No rights or obligations under this letter may be assigned by any party without the prior written consent of the other party.  This letter may be executed in counterparts which, taken together, shall constitute an original.  Delivery of an executed counterpart of this letter by electronic transmission shall be as effective as delivery of a manually executed counterpart thereof.  Each of the parties hereto irrevocably, voluntarily and knowingly waives any right to a jury trial in connection with any dispute arising under this letter.

Please sign and return a copy of this letter.  This letter shall not be effective unless each party has executed and delivered this letter not later than April 11, 2011.

Yours truly,

EAST HARBOR PROPERTY, INC.,
a Delaware corporation

By:
Name:
Its:

Acknowledged and agreed as of the date set forth above:

SUNSTONE PARK, LLC,
a Delaware limited liability company

By:	/s/ Kenneth E. Cruse
Name:	Kenneth E. Cruse
Its:	President

ESCROW AGENT:

First American Title Insurance Company

By:
Name:
Its: